Lavoro Reports Fiscal Second Quarter 2024 Earnings Results1

•Lavoro’s revenue for 2Q24 reached $618.7 million, marking a 1% increase compared to the prior year period, as volume growth led by market share gains helped to offset continued significant input price deflationary pressures in crop protection and fertilizers across various operating regions
•2Q24 gross profit stood at $103.0 million, reflecting a -17% decrease year-over-year, with gross margins contracting by -360 basis points to 16.7%, driven mainly by deflationary pressures affecting Ag retail distribution margins, partly mitigated by a more favorable segment mix, as Crop Care grew to represent 24% of Lavoro’s gross profit in 2Q24 (up from 16% in 2Q23)
•Crop Care segment emerged as a highlight this quarter, with revenue increasing 26% to $72.8 million, and gross profit expanding 21% to $25.7 million driven by strong growth in specialty fertilizers
•Net profit for 2Q24 was $1.9 million, compared to $35.3 million in the prior year period. This decline is attributed to a reduction in gross profit alongside increased SG&A and interest expenses
•Adjusted EBITDA for the quarter was $40.1 million, a -48% decrease from the previous year, mainly due to significant input price deflation. Adjusted net profit stood at $2.6 million, down from $37.4 million in the prior year.
•Lavoro’s financial outlook for FY2024 is unchanged relative to the projections provided last quarter
SÃO PAULO – March 7, 2024 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW), the first U.S.-listed pure-play agricultural inputs retailer in Latin America, today announced its financial results for the fiscal second quarter of 2024, which ended on December 31, 2023.

Ruy Cunha, CEO of Lavoro, commented, “Our second-quarter results underscore our resilience in the face of challenging market conditions not seen in our industry for well over a decade. Our model is intact, as demonstrated by the performance of our Brazil Ag Retail that produced yet another quarter of strong volume growth and market share gains, which offset the impact of the deflationary environment in crop protection and fertilizer inputs. Supporting these share gains is momentum in attracting seasoned technical sales representatives (RTVs) to the Lavoro organization, which is illustrated by 25% sequential growth in RTVs to just over 1,040 sales reps in Brazil, an increase of 25% over 1Q24. We are in a great position and anticipate the positive contribution of these new hires to help drive growth next fiscal year.”

Mr. Cunha added, “Second quarter gross margins experienced sequential improvement, signaling the beginning of a path to recovery supported by stabilizing local input prices from the retail channel to farmers, and by the continued improvement in our average cost of goods sold, as we gradually cycle through our higher-cost inventory. Moreover, Crop Care’s performance in the quarter was a stand-out, with double-digit year-over-year growth in revenue and gross profit year-over-year growth in spite of the market headwinds, and demonstrating yet again the synergies associated with the vertical integration with Lavoro Ag retail.

Our market outlook remains consistent with our late January assessment. We still foresee a 25% decrease in Brazil's retail inputs market for the 2023/2024 crop year, concluding in June 2024. Although price competition within the retail channel has broadly stabilized, disparities persist across Brazil's various regions, influenced by the ongoing destocking of excess agrochemical inventories. We are encouragingly by the recent favorable weather conditions, which have contributed to an uptick in farmer sentiment,
1 Financials presented in US dollars in throughout this release are converted using the following average period USD/BRL exchange rate: 4.955 for 2Q24; 5.265 for 2Q23; the 1Q24 period was calculated using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23); 1Q23 period was calculated (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)
1

evidenced by the strong start to the safrinha corn planting season—currently at 71%, exceeding the five-year average of 52%."

For the presentation of financials in US dollars, conversion was based on the average USD/BRL exchange rates for the period: 4.955 for the second quarter of 2024 and 5.265 for the second quarter of 2023. For the first quarter of 2024, calculations utilized monthly exchange rates (July 2023: 4.801, August 2023: 4.904, September 2023: 4.937); similarly, for the first quarter of 2023, the rates used were (July 2022: 5.368, August 2022: 5.143, September 2022: 5.237)

FY2Q24 Financial Highlights

•Consolidated revenue for Lavoro in 2Q24 increased by 1% to $618.7 million, compared to the prior year period. Inputs revenue expanded 1% (y/y) to $610.8 million, as continued robust volume growth, contributions from recent M&A, and currency tailwinds, more than offset for the input price deflationary environment.

•Brazil Ag Retail segment revenue grew by 1% to $528.7 million in 2Q24, reflecting market share gains, volume growth, and the impact from the acquisitions of Referencia and Coram, which collectively contributed 6% to 2Q24 segment revenue. Latam Ag Retail segment revenue fell by -2% to $55.8 million in the quarter, as the increase in fertilizer sales volumes and the favorable impact of the Colombian Peso’s strength were outweighed by a decrease in crop protection category revenues. Crop Care revenue increased 26% y/y to $72.8 million, led by the strong performance of specialty fertilizers and adjuvants product categories, which more than offset declines in biologicals.

•Consolidated gross profit decreased by -17% to $103.0 million in 2Q24, while gross margins contracted by -360 bps y/y to 16.7%. This reflects primarily lower distribution margins within our Brazil Ag Retail and Latam Ag Retail segments, higher freight costs as percentage of sales (an increase of 120 bps), and category mix-related headwinds in our Crop Care segment (with high margin biologicals underperforming in the quarter).

•Crucially, the year-over-year trends in consolidated gross margins saw a notable improvement sequentially, improving from a decline of -840 bps in the first quarter of 2024 to a decrease of -360 bps in the second quarter. This improvement stemmed primarily from the reduction in the average cost of goods sold, as higher-cost inventory purchased at the past elevated prices is gradually cycled through and replaced with inventory procured at current lower prices.

•Adjusted EBITDA decreased -48% y/y to $40.1 million in 2Q24, with Adjusted EBITDA margin contracting by -620 bps to 6.5%, reflecting the gross margin compression detailed above, along with a y/y increase in the SG&A (excluding D&A) as a percentage of sales, rising 300 bps to 11.3%. SG&A (excl. D&A) to sales increased due to primarily to (i) higher personnel costs associated with newly hired RTVs that have yet to contribute to sales, and (ii) an increase in the allowance for expected credit losses.

•Adjustment items excluded from Adjusted EBITDA increased by $1.5 million to $2.4 million for 2Q24, due primarily to higher stock-based compensation expense (+0.5 million), and an increase in related-party consultancy services expenses in 2Q24 (+$0.9 million).

•Adjusted net profit in 2Q24 was $2.6 million, a decline of -$34.8 million over the prior year quarter, driven mainly by lower Adjusted EBITDA (-$37.4 million), higher financial costs (-$5.4 million) due to higher interest expense on trade payables, partially offset by a positive contribution from income tax (+11.0 million).
2

Consolidated Results (USD)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of US dollars)

Revenue by Segment	611.7	618.7	1%	1,048.5	1,101.8	5%
Brazil Ag Retail	524.8	528.7	1%	883.1	940.6	7%
Latam Ag Retail	57.0	55.8	(2)%	123.7	122.1	(1)%
Crop Care	57.7	72.8	26%	93.7	108.5	16%
Intercompany eliminations[1]	(27.8)	(38.6)		(52.0)	(69.4)

Revenue by Category	611.7	618.7	1%	1,048.5	1,101.8	5%
Inputs revenue	606.7	610.8	1%	1,021.2	1,047.4	3%
Grains revenue	5.0	7.9	57%	27.3	54.4	99%

Gross Profit	123.7	103.0	(17)%	214.4	162.6	(24)%
Brazil Ag Retail	99.7	73.3	(27)%	169.1	108.9	(36)%
Latam Ag Retail	11.5	9.9	(14)%	21.0	19.1	(9)%
Crop Care	21.3	25.7	21%	38.1	41.2	8%
Intercompany	(8.8)	(5.9)		(13.7)	(6.6)

Gross Margin	20.2%	16.7%	(360) bps	20.5%	14.8%	(570) bps
Gross Margin (% of Inputs revenue)	20.4%	16.9%	(350) bps	21.0%	15.5%	(550) bps

SG&A (excl. D&A)	(50.5)	(69.7)	38%	(102.3)	(125.0)	22%
Other operating income (expense)	3.4	4.4		6.0	4.4
EBITDA	76.6	37.7	(51)%	118.2	42.0	(64)%
(+) Adjustment items	0.9	2.4		3.7	9.3
Adjusted EBITDA	77.5	40.1	(48)%	121.9	51.3	(58)%
Brazil Ag Retail	64.3	26.7	(58)%	97.4	30.9	(68)%
Latam Ag Retail	7.1	4.7	(34)%	11.5	7.8	(32)%
Crop Care	15.0	16.2	8%	26.8	21.7	(19)%
Corporate / Intercompany	(8.8)	(7.4)	n.m.	(13.7)	(9.2)	n.m.

Adjusted EBITDA Margin %	12.7%	6.5%	(620) bps	11.6%	4.7%	(700) bps
Adjusted EBITDA Margin (% of Inputs)	12.8%	6.6%	(620) bps	11.9%	4.9%	(700) bps

Share of profit of an associate	–	(0.2)		–	(0.4)
D&A2	(7.0)	(7.0)		(15.5)	(17.3)
Finance income (costs)	(31.9)	(37.3)		(60.0)	(63.3)
Income taxes, current and deferred	(2.4)	8.6		7.8	26.3
Net profit (loss)	35.3	1.9	(95)%	50.4	(12.6)	n.m.
(+) Adjustment items	3.2	1.2		6.3	9.9
(+) Income tax impact of adjustments	(1.1)	(0.4)		(2.2)	(3.4)
Adjusted net profit (loss)	37.4	2.6	(93)%	54.6	(6.1)	n.m.

1 Intercompany eliminations represent sales between Crop Care and Brazil Ag Retail
2 Depreciation & amortization expense, which here also includes the fair value adjustment on inventory sold from acquired companies, a non-cash expenses resulting from purchase price allocation of past acquisitions

Consolidated Results (BRL)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of Brazilian reais)

Revenue by Segment	3,220.2	3,065.9	(5)%	5,506.1	5,431.8	(1)%
Brazil Ag Retail	2,763.0	2,619.9	(5)%	4,637.8	4,637.8	0%
Latam Ag Retail	300.3	276.3	(8)%	649.6	600.5	(8)%
Crop Care	303.5	360.8	19%	491.5	535.8	9%
Intercompany eliminations	(146.6)	(191.1)		(272.8)	(342.3)

Revenue by Category	3,220.2	3,065.9	(5)%	5,506.1	5,431.8	(1)%
Inputs revenue	3,193.7	3,026.7	(5)%	5,363.0	5,166.6	(4)%
Grains revenue	26.5	39.2	48%	143.1	265.2	85%

Gross Profit	651.1	510.6	(22)%	1,125.3	803.9	(29)%
Brazil Ag Retail	525.1	363.2	(31)%	887.6	539.5	(39)%
Latam Ag Retail	60.5	49.2	(19)%	110.5	93.9	(15)%
Crop Care	112.0	127.4	14%	199.5	203.3	2%
Intercompany	(46.5)	(29.2)		(72.2)	(32.8)

Gross Margin	20.2%	16.7%	(360) bps	20.4%	14.8%	(560) bps
Gross Margin (% of Inputs revenue)	20.4%	16.9%	(350) bps	21.0%	15.6%	(540) bps

SG&A (excl. D&A)	(265.9)	(345.3)	30%	(536.8)	(615.4)	15%
Other operating income (expense)	18.1	21.6		31.7	21.9
EBITDA	403.3	186.8	(54)%	620.2	210.4	(66)%
(+) Adjustment items	4.9	12.1		19.7	46.2
Adjusted EBITDA	408.2	198.9	(51)%	640.0	256.7	(60)%
Brazil Ag Retail	338.3	132.3	(61)%	511.4	155.3	(70)%
Latam Ag Retail	37.4	23.1	(38)%	60.5	38.4	(37)%
Crop Care	79.0	80.2	1%	140.4	108.4	(23)%
Corporate / Intercompany	(46.5)	(36.7)	n.m.	(72.2)	(45.4)	n.m.

Adjusted EBITDA Margin %	12.7%	6.5%	(620) bps	11.6%	4.7%	(690) bps
Adjusted EBITDA Margin (% of Inputs)	12.8%	6.6%	(620) bps	11.9%	5.0%	(700) bps

Share of profit of an associate		(0.8)			(1.8)
D&A3	(37.1)	(34.8)		(81.6)	(85.0)
Finance income (costs)	(167.9)	(184.7)		(315.7)	(313.6)
Income taxes, current and deferred	(12.5)	42.6		41.0	128.2
Net profit (loss)	185.8	9.2	(95)%	263.9	(61.8)	n.m.
(+) Adjustment items	16.9	5.7		33.5	49.1
(+) Income tax impact of adjustments	(5.8)	(1.9)		(11.4)	(16.7)
Adjusted net profit (loss)	197.0	12.9	(93)%	286.0	(29.4)	n.m.
3 Depreciation & amortization, which includes the fair value adjustment on inventory sold from acquired companies, a non-cash expenses resulting from purchase price allocation of past acquisitions

Segment Results

Brazil Ag Retail

•Segment revenue of $528.7 million increased by 1% (a decrease of -5% in BRL terms) over the prior year period, reflecting volume growth in crop protection (up 46%), fertilizers (up 63%), specialty products (up 29%), and seeds (up 3%), which were offset by price deflation and negative product mix across all categories. Notably, revenue in seeds products decreased by -11% y/y, negatively impacted by the shift in timing of farmers purchasing decisions, and a decrease in the mix of higher technology corn seed varieties due to El Niño. Recently acquired Referencia and Coram together contributed 6% to 2Q24 Brazil Ag Retail segment revenue.
•Gross margin contracted by -510 bps y/y to 13.9% in 2Q24, led by the impact of input price deflation across all product categories. Positively, gross margins saw a notable sequential improvement in y/y trends relative 1Q24, where gross margins had contracted by -1,070 bps. The sequential improvement was most pronounced in crop protection (a reduction of -260 bps y/y in 2Q24 vs. a reduction of -1,310 bps in 1Q24) and fertilizers (-280 bps in 2Q24 vs. -1,200 bps in 1Q24), as local input prices from the retail channel to farmers have stabilized, and as our average cost of goods sold continues to improve with the cycling of higher-cost inventory. Gross margins in seeds products sales declined sequentially (-430 bps y/y in 2Q24 vs. flat in 1Q24), due to the above-mentioned headwinds from mix.
•Adjusted EBITDA experienced a 58% decrease to $26.7 million in 2Q24, with Adjusted EBITDA margins reducing by -720 bps to 5.0%, attributable to gross margins headwinds, in addition to increased SG&A expenses due to a higher allowance for expected credit losses and elevated personnel costs stemming from the recent hiring of RTVs which have yet to impact sales.

Brazil Ag Retail (USD)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of US dollars)

Inputs revenue	520.6	521.7	0%	861.9	893.3	4%
Grains revenue	4.2	7.0	66%	21.3	47.3	122%
Revenue	524.8	528.7	1%	883.1	940.6	7%

Gross Profit	99.7	73.3	(27)%	169.1	108.9	(36)%
Gross Margin	19.0%	13.9%	(510) bps	19.1%	11.6%	(760) bps
Gross Margin (% Inputs revenue)	19.2%	14.0%	(510) bps	19.6%	12.2%	(740) bps

Adjusted EBITDA	64.3	26.7	(58)%	97.4	30.9	(68)%
Adjusted EBITDA margin	12.2%	5.0%	(720) bps	11.0%	3.3%	(770) bps
Adjusted EBITDA (% Inputs revenue)	12.3%	5.1%	(720) bps	11.3%	3.5%	(780) bps

Brazil Ag Retail (BRL)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of Brazilian reais)

Inputs revenue	2,740.7	2,585.0	(6)%	4,526.5	4,407.6	(3)%
Grains revenue	22.3	34.9	56%	111.4	230.3	107%
Revenue	2,763.0	2,619.9	(5)%	4,637.8	4,637.8	0%

Gross Profit	525.1	363.2	(31)%	887.6	539.5	(39)%
Gross Margin	19.0%	13.9%	(510) bps	19.1%	11.6%	(750) bps
Gross Margin (% Inputs revenue)	19.2%	14.0%	(510) bps	19.6%	12.2%	(740) bps

Adjusted EBITDA	338.3	132.3	(61)%	511.4	155.3	(70)%
Adjusted EBITDA margin	12.2%	5.0%	(720) bps	11.0%	3.3%	(770) bps
Adjusted EBITDA (% Inputs revenue)	12.3%	5.1%	(720) bps	11.3%	3.5%	(780) bps

Brazil Ag Retail KPIs	2Q23	2Q24	Chg. %

Retail stores	175	172	(2)%
Number of RTVs	736	1,040	41%

Latam Ag Retail

•Segment revenue was $54.9 million in 2Q24, marking a -2% decrease from the prior year quarter (a decrease of -8% in BRL terms, and -17% in local Colombian Peso terms), led primarily by price deflationary headwinds to fertilizers and crop protection distribution revenue, and the ongoing impact of the discontinuation of a herbicide from a supplier’s product lineup. These headwinds to revenue were partly offset by growth in sales of specialty product, seeds, and services, as well as the currency tailwind stemming from the appreciation of the Colombian Peso relative to the US Dollar and Brazilian Real.
•Segment gross profit was $9.9 million in 2Q24, a decrease of -14% y/y over the prior year period, while gross margins declining by -230 bps to 17.8% due primarily to the above-mentioned impact of pricing deflation to crop protection and fertilizer distribution margins.
•Adjusted EBITDA decreased -34% y/y to $4.7 million, and Adjusted EBITDA margins compressed by -410 bps to 8.4% due to the same drivers outlined above.

Latam Ag Retail (USD)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of US dollars)

Inputs & services revenue	56.2	54.9	(2)%	117.7	115.0	(2)%
Grains revenue	0.8	0.9	11%	6.0	7.1	17%
Revenue	57.0	55.8	(2)%	123.7	122.1	(1)%

Gross Profit	11.5	9.9	(14)%	21.0	19.1	(9)%
Gross Margin	20.2%	17.8%	(230) bps	17.0%	15.6%	(140) bps
Gross Margin (% Inputs revenue)	20.4%	18.1%	(230) bps	17.9%	16.6%	(130) bps

Adjusted EBITDA	7.1	4.7	(34)%	11.5	7.8	(32)%
Adjusted EBITDA margin	12.4%	8.4%	(410) bps	9.3%	6.4%	(290) bps
Adjusted EBITDA (% Inputs revenue)	12.6%	8.5%	(410) bps	9.8%	6.8%	(300) bps

Latam Ag Retail (BRL)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of Brazilian reais)

Inputs & services revenue	296.1	272.0	(8)%	617.9	565.6	(8)%
Grains revenue	4.2	4.3	4%	31.7	34.9	10%
Revenue	300.3	276.3	(8)%	649.6	600.5	(8)%

Gross Profit	60.5	49.2	(19)%	110.5	93.9	(15)%
Gross Margin	20.2%	17.8%	(230) bps	17.0%	15.6%	(140) bps
Gross Margin (% Inputs revenue)	20.4%	18.1%	(230) bps	17.9%	16.6%	(130) bps

Adjusted EBITDA	37.4	23.1	(38)%	60.5	38.4	(37)%
Adjusted EBITDA margin	12.4%	8.4%	(410) bps	9.3%	6.4%	(290) bps
Adjusted EBITDA (% Inputs revenue)	12.6%	8.5%	(410) bps	9.8%	6.8%	(300) bps

Latam Ag Retail KPIs	2Q23	2Q24	Chg. %

Retail stores	40	37	(8)%
Number of RTVs	276	263	(5)%

Crop Care
•Segment revenue was $72.8 million in 2Q24, marking a 26% increase (19% in BRL terms) from the previous year, reflecting strong performance in the specialty fertilizer product category (up 55%), as well as the contribution of newly acquired manufacturer of adjuvants and enhancers, Cromo Química, which contributed 5% to Crop Care’s 2Q24 segment revenue.
•Cromo’s y/y revenue growth exceeded 100% in 2Q24, benefiting from effective cross-selling with Brazil Ag Retail distribution. These positive contributors to revenue were partly offset by a -19% decline in biological products sales, which were adversely impacted by the shift in timing of farmers purchasing decisions, and by the impact of El Niño on the safrinha corn crop.
•Segment gross profit grew 21% y/y to $25.7 million in 2Q24, while gross margins decreased by -160 bps to 35.3% due to adverse mix effects from the relative performance of high-margin biological products in the quarter.
•Adjusted EBITDA grew 8% y/y to $16.2 million in 2Q24, while Adjusted EBITDA margins decreased by -380 bps to 22.2% due to the above-mentioned gross margin headwinds, along with increased investments in R&D and other growth initiatives.

Crop Care (USD)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of US dollars)

Revenue	57.7	72.8	26%	93.7	108.5	16%

Gross Profit	21.3	25.7	21%	38.1	41.2	8%
Gross Margin	36.9%	35.3%	(160) bps	40.6%	37.9%	(270) bps

Adjusted EBITDA	15.0	16.2	8%	26.8	21.7	(19)%
Adjusted EBITDA margin	26.0%	22.2%	(380) bps	28.6%	20.1%	(850) bps

Crop Care (BRL)	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
(in millions of Brazilian reais)

Revenue	303.5	360.8	19%	491.5	535.8	9%

Gross Profit	112.0	127.4	14%	199.5	203.3	2%
Gross Margin	36.9%	35.3%	(160) bps	40.6%	37.9%	(260) bps

Adjusted EBITDA	79.0	80.2	1%	140.4	108.4	(23)%
Adjusted EBITDA margin	26.0%	22.2%	(380) bps	28.6%	20.2%	(830) bps

Full Fiscal Year 2024 Consolidated Outlook4

Lavoro is maintaining its FY2024 guidance, with consolidated revenue projected between USD $2.0 billion and $2.3 billion, consolidated Inputs revenue expected to range from $1.7 billion to $2.0 billion, and consolidated Adjusted EBITDA anticipated to be between $80 million and $110 million.

	FY2024 Guidance
Consolidated Financials Outlook	Low	High
(in millions of US dollars)

Revenue	2,000	2,300

Inputs revenue	1,700	2,000

Adjusted EBITDA	80	110

Conference Call Details
The Company will host a conference call and webcast to review its fiscal Second Quarter 2024 results on March 7, 2024, at 5 pm ET / 7 pm BRT.

Participant numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)
The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

4 USD/BRL average period exchange rate embedded in our financial outlook: monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) used for 1Q24; 4.955 for 2Q24; 4.95 for the remainder of FY24

Non-IFRS Financial Measures
This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit (loss) for the year, adjusted for finance income (costs), net, income taxes, depreciation and amortization and excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as Net Profit/Loss excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted Net Profit/Loss Margin is calculated as Adjusted Net Profit/Loss as a percentage of revenue for the period/year.
The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA (USD)	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net profit (loss)	35.3	1.9	50.4	(12.6)
(+) Income taxes, current and deferred	2.4	(8.6)	(7.8)	(26.3)
(+) Finance income (costs)	31.9	37.3	60.0	63.3
(+) Depreciation and amortization	7.0	7.0	15.5	17.3
(+) Share of profit of an associate	–	0.2	–	0.4
(+) M&A expenses	0.5	0.5	1.0	3.9
(+) Stock-based compensation	0.5	1.0	2.2	2.2
(+) DeSPAC related bonus	–	0.1	–	1.4
(+) Related party consultancy services	–	0.9	0.6	1.8
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	77.5	40.1	121.9	51.3

Reconciliation of Adjusted EBITDA (BRL)	2Q23	2Q24	1H23	1H24
(in millions of Brazilian reais)

Net profit (loss)	185.8	9.2	263.9	(61.8)
(+) Income taxes, current and deferred	12.5	(42.6)	(41.0)	(128.2)
(+) Finance income (costs)	167.9	184.7	315.7	313.6
(+) Depreciation and amortization	37.1	34.8	81.6	85.0
(+) Share of profit of an associate	–	0.8	–	1.8
(+) M&A expenses	2.4	2.4	5.0	19.3
(+) Stock-based compensation	2.5	4.7	11.4	10.7
(+) DeSPAC related bonus	–	0.4	–	7.0
(+) Related party consultancy services	–	4.4	3.1	8.7
(+) Other non-operating (benefits) expenses	–	0.1	0.2	0.6
Adjusted EBITDA	408.2	198.9	640.0	256.7

Reconciliation of Adjusted Net Profit (Loss)

Reconciliation of Adjusted Net Profit (USD)	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net profit (loss)	35.3	1.9	50.4	(12.6)
(+) Fair value of inventories sold from acquired companies	2.3	(1.4)	2.6	0.2
(+) Share of profit of an associate	—	0.2	—	0.4
(+) M&A expenses	0.5	0.5	1.0	3.9
(+) Stock Option Plan	0.5	1.0	2.2	2.2
(+) DeSPAC related bonus	—	0.1	—	1.4
(+) Related party consultancy services	—	0.9	0.6	1.8
(+) Other non-operating (benefits) expenses	—	—	—	—
(+) Income tax impact of adjustments	(1.1)	(0.4)	(2.2)	(3.4)
Adjusted net profit (loss)	37.4	2.6	54.6	(6.1)

Reconciliation of Adjusted Net Profit (BRL)	2Q23	2Q24	1H23	1H24
(in millions of Brazilian reais)

Net profit (loss)	185.8	9.2	263.9	(61.8)
(+) Fair value of inventories sold from acquired companies	12.0	(7.2)	13.8	1.1
(+) Share of profit of an associate	—	0.8	—	1.8
(+) M&A expenses	2.4	2.4	5.0	19.3
(+) Stock Option Plan	2.5	4.7	11.4	10.7
(+) DeSPAC related bonus	—	0.4	—	7.0
(+) Related party consultancy services	—	4.4	3.1	8.7
(+) Other non-operating (benefits) expenses	—	0.1	0.2	0.6
(+) Income tax impact of adjustments	(5.8)	(1.9)	(11.4)	(16.7)
Adjusted net profit (loss)	197.0	12.9	286.0	(29.4)

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments
Lavoro’s reportable segments are the following:
Brazil Cluster (Brazil Ag Retail): comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.
LatAm Cluster (Latam Ag Retail): includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).
Crop Care Cluster (Crop Care): includes companies that produce and import our own portfolio of private label products including specialty products (e.g., biologicals and specialty fertilizers) and off-patent crop protection.
Lavoro’s Fiscal Year
Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format:
1Q – quarter starting on July 1 and ending on September 30.
2Q – quarter starting on October 1 and ending on December 31.
3Q – quarter starting on January 1 and ending on March 31.
4Q – quarter starting on April 1 and ending on June 30.

Definitions
RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers.

Forward-Looking Statements
The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.
Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.
These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro's securities on Nasdaq; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic condition; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact
Julian Garrido
julian.garrido@lavoroagro.com
Tigran Karapetian
tigran.karapetian@lavoroagro.com
Fernanda Rosa
fernanda.rosa@lavoroagro.com